October 17, 2008

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Travelport Limited
Form 10-K for the Fiscal year Ended December 31, 2007
Filed March 22, 2008
File No. 333-141714

Dear Ms. Blye:

This responds to your letter dated September 26, 2008 to William Severance, Senior Vice President and Chief Accounting Officer for Travelport Limited (the “Company”) requesting certain additional information with respect to our contacts with Syria.  For ease of reference we have restated below the text of each of your questions or comments in bold followed by the Company’s response.

General

1.     You state on page 20 that you utilize third-party, independently owned and managed national distribution companies to market GDS products and distribute and provide GDS services in certain countries, including Syria.  Also, in a press release dated June 3, 2008 and available on your website, you state that your product, Galileo, has established itself as the leading GDS provider in the Middle East and is currently distributed in the region by the national airlines of several countries, including Syria.

Syria is a country that is identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding your contacts with Syria.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through direct or indirect arrangements.  Your response should describe any products, technology, or services you have provided to Syria, and any agreements, commercial arrangements, or other contacts you have had with the government of Syria or entities controlled by that government.

The Company operates through two principal business segments:  its Global Distribution System (“GDS”) business, to which most of your questions seem to be directed, and its GTA business.  The GDS business is a leading provider of travel information and transaction processing solutions for thousands of travel related entities worldwide including airlines, other travel suppliers, travel agencies, tour operators, websites (such as Expedia.com and Orbitz.com) and corporate travel departments.  The Company’s GDS business operates a large computer reservation system (“CRS”) and offers a range of distribution solutions for the travel industry.  Its products and services bring together buyers and sellers of travel, i.e., travel agents (subscribers) and airlines, hotels, car rental companies, cruise line operators and the like (travel providers).

The Company’s GDS business is two sided:  on one side it enables travel providers to display fares, availability and other content on its CRS, and on the other side it distributes its CRS products and solutions to subscribers around the world via third-party distributors known as National Distribution Companies (“NDC”) and through the Company’s subsidiaries known as Sales and Management Organizations (“SMO”).

The Company’s GDS business has two contracts with Syrian Arab Airlines, a Syrian government-controlled entity:  a participation agreement enabling Syrian Arab Airlines to display its fares, availability and other content on its CRS, and a distribution agreement appointing Syrian Arab Airlines as the Company’s only NDC in Syria at this time.  The Company is currently in negotiations with other Syrian entities to replace Syrian Arab Airlines as its Syrian NDC.  The Company’s GDS business has no direct contractual relationships with Syrian subscribers.  Rather, Syrian subscribers are served indirectly by the Company’s GDS business through the Syrian NDC.  The Company has no SMOs in Syria.

The Company’s Syrian-origin GDS revenues for the last three years are as follows:

2005 – USD 2,593,559

2006 – USD 3,196,093

2007 – USD 3,537,711

The Company’s GTA business sources net rate accommodations, ground travel, sightseeing and other destination services from travel suppliers and then distributes the inventory through multiple channels to other travel wholesalers, tour operators and travel agents and directly to consumers via its affiliate channels.  The Company’s GTA business has agreements with two Syrian distributors, Byblos Travel and Tourism in Aleppo and Ghazal Travel and Tourism in Damascus, and four suppliers, Chamtour, Dawn Creative for Travel and Tours, Universal Travel and Aladdin Travel all in Damascus.  None of these entities is believed to be Syrian government owned or controlled.  GTA’s Syrian revenues for the last three years are as follows:

2005 – USD 875,438

2006 – USD 964,199

2007 – USD 1,133,110

As to the Company overall, for each of these years, the Syrian revenues represent, respectively, 0.1%, 0.2%, and 0.2% of the Company’s global annual revenues.  As you know, subject to certain limitations, the U.S. government permits transactions with Syria.  The Company has in place compliance policies and procedures as appropriate to help ensure that these limitations are observed.

During the past three year focus of your inquiry, the Company has not transferred any hardware or technology to Syria.  Certain Company software used to facilitate communication with the Company’s CRS has been provided from time-to-time to Syrian travel agents and Syrian Arab Airlines either directly or indirectly.  Because Travelport may have improperly exported this software to Syria without required export licenses, it has filed a voluntary disclosure of these transactions with the Office Export Enforcement (“OEE”) at the Department of Commerce.  Because this matter remains pending with OEE, it is not possible to comment further as to any particular disposition of this matter at this time.

2.     Please discuss the materiality of any contacts with Syria described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and any subsequent period.  Also, Address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with a U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Syria.

The Company does not believe that its contacts with Syria are material in either quantitative or qualitative terms.  As disclosed above, the Company’s revenues from Syria were USD 3,468,997 in fiscal year 2005, USD 4,160,292 in fiscal year 2006 and USD 4,670,821 in fiscal year in 2007.  In each of these years, this represented no more than 0.2% of the Company’s global annual revenues.  Further, the Company does not believe that its reputation has been or will be adversely affected by any contacts with Syria.  The Company notes that its equity is privately held by affiliates of the Blackstone Group, Technology Crossover Ventures, One Equity Partners and senior management of the Company.  As indicated above, although

Syria is identified as a state sponsor of terrorism, the U.S. government generally permits transactions with Syria subject to certain limitations.  Indeed, unlike other countries identified as state sponsors of terrorism, there is no general prohibition on U.S. person transactions with Syria. In particular, there is no general prohibition on facilitating Syrian travel nor generally providing support for the Syrian travel industry.  The Company has not received any complaints from investors in its debt instruments about its business contacts with Syria.  Nevertheless, the Company is aware that some investors have concerns about investing in companies that do business with countries like Syria.  To date, however, services to the travel industry have not been a target of such concern.  Should this change in the future, we will reevaluate our position.

* * * * *

In connection with responding to our comments, the Company acknowledges that:

•      The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filings; and

•      The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Security laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Eric J. Bock

Eric J. Bock
Executive Vice President and General Counsel